Filed by Compass Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Compass Bancshares, Inc.
Commission File No. 1-31272
Cautionary Statement Regarding Forward-Looking Information
Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties. Compass cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Compass and BBVA, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Compass stockholders or BBVA shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in Compass’ and BBVA’s filings with the SEC, which are available at the SEC’s web site http://www.sec.gov. Compass disclaims any obligation to update and revise statements contained in these materials based on new information or otherwise.
Additional Information About This Transaction
In connection with the proposed transaction, BBVA will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include a proxy statement of Compass that also constitutes a prospectus of BBVA. Compass will mail the proxy statement/prospectus to its stockholders. Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by Compass and BBVA with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing Compass’ website at www.compassbank.com under the tab “Investor Relations” and then under the heading “SEC Filings”.

Participants in this Transaction
Compass, BBVA and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from stockholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Compass’ executive officers and directors in Compass’ definitive proxy statement filed with the SEC on March 17, 2006. You can find information about BBVA’s executive officers and directors in BBVA’s Form 20-F filed with the SEC on July 7, 2006. You can obtain free copies of these documents from Compass or BBVA using the contact information above.

On February 16, 2007, Compass Bancshares, Inc., announced the signing of a definitive agreement under which Banco Bilbao Vizcaya Argentaria, S.A. (NYSE: BBV Madrid: BBVA) (“BBVA”) will acquire Compass for a combination of cash and stock. Compass Bank will become a wholly owned U.S. subsidiary of BBVA and will continue to operate under the Compass Bank name. The acquisition is expected to close during the second half of 2007, pending satisfaction of customary closing conditions, including necessary bank regulatory approvals in the U.S. and Spain and the approval of the shareholders of both Compass and BBVA.
What will Compass shareholders receive in the BBVA transaction?
Under the terms of the agreement between Compass and BBVA, Compass shareholders will have the right to elect to receive either 2.8 BBVA American depositary shares (or if determined by BBVA to be practical and you so elect, BBVA ordinary shares) (“BBVA shares”) or $71.82 in cash for each share of Compass stock held at the time of election, subject to proration.
What is an American Depositary Share or ADS?
An American depositary share is a U.S. dollar denominated form of equity ownership in a non-U.S. Company. BBVA ADS have been created to allow U.S. stockholders more easily to hold interests in BBVA ordinary shares and to trade those interests on the New York Stock Exchange. Each BBVA ADS represents an ownership interest in one BBVA ordinary share. The holder of a BBVA ADS may at any time convert this interest into one BBVA ordinary share. Ordinary shares do not trade on a U.S. stock exchange but may be traded through qualified brokers on the Madrid exchange.
Are BBVA ADSs publicly traded in the United States?
Yes. BBVA ADSs are publicly traded in the United States and are listed on the New York Stock Exchange under the trading symbol “BBV.”
What does “proration” mean in reference to a shareholder’s election to receive cash or BBVA shares in this transaction?
Proration is best explained with an example. Assume you hold 2,000 shares of Compass Bancshares stock in two accounts, 1,000 shares in a brokerage account and 1,000 shares in the ESOP/SmartInvestor 401(k). Assume you elect to receive BBVA shares for all of your Compass shares in the brokerage account and cash for all of your Compass shares in the ESOP/401(k). If there is no proration, you would receive 2,800 BBVA shares (1,000 × 2.8) in your brokerage account and $71,820 (1,000 × $71.82) in your ESOP/401(k) account.
To illustrate proration, assume that there are 135 million Compass shares outstanding and that 10% or 13,500,000 shares do not make an election (we refer to these as “non-electing shares”).
▶	Scenario 1: 80 million shares elect to receive BBVA shares and 41,500,000 shares elect cash.

Since BBVA will issue only 196,000,000 BBVA shares in the transaction, the number of Compass shares that will receive BBVA shares is equal to 196,000,000 divided by 2.8, or 70 million. In this scenario, 65 million Compass shares will receive cash as all shareholders electing cash (41,500,000 shares) will receive cash, all non-electing shareholders (13,500,000 shares) will receive cash, and 10 million shares (80 million minus 70 million) that elected

BBVA shares will receive cash. Therefore, you will receive the $71,820 in cash that you elected for your Compass shares in the ESOP/401(k), but your shares in the brokerage account will be prorated. You will receive BBVA shares for 875 of your Compass shares held in the brokerage account (1,000 x 70/80) and cash for the other 125 Compass shares. Therefore, your brokerage account will receive 2,450 BBVA shares (875 x 2.8) and $8,977.50 (125 x $71.82) in cash after closing.
▶	Scenario 2: 80 million shares elect cash and 41,500,000 shares elect BBVA shares.

All shares electing BBVA shares will receive BBVA shares, all “non-electing shares” will receive BBVA shares and 15 million shares (70 million shares minus 41,500,000 shares minus 13,500,000 shares) which elected cash will receive BBVA shares. Therefore, you will receive the 2,800 BBVA shares that you elected in your brokerage account, but the Compass shares in the ESOP/401(k) will receive prorated consideration. You will receive BBVA shares for 187.5 (1,000 x 15/80) of your Compass shares held in the ESOP/401(k) and cash for 812.5 of the other Compass shares. Therefore, your ESOP/401(k) will receive 525 BBVA shares and $58,353.75 in cash after closing.
Please note that these are just examples and actual election and proration results will differ.
When will Compass shareholders vote on the approval of the transaction?
Compass anticipates holding a special shareholder’s meeting soon in order to allow shareholders to vote on the transaction. Shareholders will be mailed a proxy statement describing the transaction and a form of proxy to vote “for” or “against” the transaction. The failure to submit a proxy card or the abstention from voting will have the same effect as an “against” vote.
How will Compass shareholders elect to receive cash and/or BBVA shares in the transaction?
After the transaction is approved by the shareholders, Compass shareholders will receive an election form to elect whether to receive cash or BBVA shares. We expect that the election period will begin sometime this summer.
You will receive an election form or forms for shares held in certificate form or in brokerage accounts such as those established at:
▶	Smith Barney under the former Compass Share Accumulation Plan,

▶	Smith Barney under the current Monthly Stock Purchase Plan,

▶	Continental Stock Transfer Company where accounts from the former Monthly Investment Plan (MIP) are managed (now called a Dividend Reinvestment Account),

▶	The 401(k) Company under the company’s ESOP/SmartInvestor — 401(k) and SmartInvestor Retirement Plan, and

▶	Compass Brokerage or others firms.

Employee Stock Ownership
What can I do with my personal Compass stockholdings?
The pending Compass-BBVA transaction does not affect your right to buy or sell Compass stock between now and the transaction closing date. Of course, all applicable laws still apply, such as the rules against insider trading.
What happens to my current holdings of Compass stock in the ESOP/SmartInvestor — 401(k) and SmartInvestor Retirement Plan?
You may continue to hold your Compass stock in your retirement plan accounts through the time of the transaction closing, or you may choose to diversify any or all of your Compass holdings at any time prior to the transaction closing.
The sale of Compass shares within the ESOP/SmartInvestor-401(k) Plan and SmartInvestor Retirement Plan will not trigger any current taxes because the sale would occur within a qualified retirement plan.
If you hold shares of Compass stock in these plans at the time election forms are provided to Compass shareholders, you will be allowed to choose cash or BBVA shares in exchange for your Compass shares, subject to proration.
What happens to my Compass stock in either the ESOP/SmartInvestor 401(k) or the SmartInvestor Retirement Plan?
Your selection of Compass stock as an investment option in these plans will continue to be applied until the time of the transaction closing. Of course, you may change your investment selections and allocations at any time in the SmartInvestor Retirement Plan. In the ESOP/SmartInvestor 401(k), you may diversify out of Compass stock arising from company matching and profit-sharing contributions if you have at least 3 years of service, and you may change your investment selections and allocations at any time in the case of your account balances arising from your own salary contributions.
What investment option or options will replace Compass stock in the SmartInvestor-401(k) and SmartInvestor Retirement Plan?
We don’t know at this time but will make that information available if and when new options are selected.
Will the match in the SmartInvestor-401(k) continue to be made in Compass stock?
At this time, we expect to continue making matching contributions within the SmartInvestor-401(k) in Compass stock until the BBVA transaction closes. We are currently investigating any changes that may be made to the investment options available within our retirement plans, including necessary changes to the form of matching contributions after the closing of the BBVA transaction, and we plan to make that information available as soon as decisions are made.

Will BBVA shares be an investment option in the SmartInvestor-401(k) and/or the SmartInvestor Retirement Plan?
We do not currently have information on this question. More information will be communicated when it is known.
Will Compass stock held in my SmartInvestor-401(k) and/or SmartInvestor Retirement Plan account(s) that is currently not vested become vested in connection with the BBVA transaction?
No. Only a termination of these respective plans would trigger immediate vesting of unvested account balances and these retirement plans will continue beyond the closing of the BBVA transaction. Basically, any unvested shares that are either converted to cash (and placed into a new investment option you select) or exchanged for BBVA shares will be subject to the plans’ normal vesting rules.
Does BBVA’s acquisition of Compass affect the defined benefit pension plan (Compass Bancshares, Inc. Retirement Plan)?
No. The BBVA transaction has no impact on the plan.
What effect does this transaction have on my stock options?
Vested options may be exercised at any time prior to close of the transaction in accordance with the terms of the options. All options that are not exercised prior to the close of the transaction, including unvested options which will become vested at closing, will be settled in cash. The amount of the cash payment will be determined using a blended cash/BBVA share value less the option exercise price.
The stock option cashout blended value is calculated by taking the sum of the aggregate cash consideration paid by BBVA in the transaction and the aggregate value of the share consideration (valued at the “Parent Closing Price”) to be received by all holders of Compass common stock divided by the number of shares of Compass common stock outstanding. The “Parent Closing Price” is the 5-day average of BBVA’s share price immediately prior to the closing date.
An illustration may be helpful — please note that these are just examples and the actual BBVA trading prices and the blended value will differ:
▶	Scenario 1: Assume BBVA’s 5-day average closing share price is $27.00 and there are 135,000,000 total Compass shares outstanding.

Aggregate cash consideration $71.82 × 65,000,000	= $4,668,300,000
Aggregate share consideration $27.00 × 196,000,000	= $5,292,000,000
Total Aggregate consideration	= $9,960,300,000
Blended value (9,960,300,000 ÷ 135,000,000)	= $73.78
▶	Scenario 2: Assume BBVA’s 5-day average closing share price is $24.30 and there are 135,000,000 total Compass shares outstanding.

Aggregate cash consideration $71.82 × 65,000,000	= $4,668,300,000
Aggregate share consideration $24.30 × 196,000,000	= $4,762,800,000
Aggregate Total consideration	= $9,431,100,000
Blended value ($9,431,100,000 ÷ 135,000,000)	= $69.86
Note: The number of BBVA shares to be issued is 196,000,000. This equates to 70 million Compass shares (196,000,000/2.8). In the examples above, the number of shares used to determine the aggregate cash consideration is the total number of Compass shares outstanding less the aggregate share consideration (135,000,000 – 70,000,000 = 65,000,000).
How is the blended value used to determine the cash I receive for my options?
The exercise price for your options will be subtracted from the blended value and the difference will be multiplied by the number of option shares outstanding at that exercise price.
For example:
Using the blended value from Scenario 1, if you have 100 option shares with an exercise price of $30 you would receive $4,378 for your options. ($73.78 – $30 = $43.78) × 100.
Using the blended value from Scenario 2, you would receive $3,986 for your options. ($69.86 – $30 = $39.86) × 100.
Will taxes be withheld on the option cashout payment?
Yes. The net amount of any payment for non-qualified options will be reduced by any required withholding taxes.
Can I still exercise vested stock options that are Incentive Stock Options (ISOs) and receive the typical ISO treatment that results from holding them for the appropriate holding period? (Note: Generally, any stock options granted after 2003 were “Non-qualified” rather than “ISOs.” You can determine this status of your options by noting whether they are designated as “ISO” or “NQ” when viewing your account online at the Smith Barney Web site located at www.benefitaccess.com.)
In general, shares received upon the exercise of incentive stock options (ISOs) and held until the longer of one year after exercise or two years after the grant date (the “holding period”) may receive beneficial tax treatment because: (i) there is no ordinary income tax event as a result of the exercise (although the difference in market value at exercise and the exercise price is an adjustment for Alternative Minimum Tax (AMT) purposes), and (ii) any gains on the sale of stock after the holding period are taxed at long-term capital gain rates, which are generally lower than ordinary income tax rates. If you wish to take advantage of these potential tax benefits associated with ISOs, you will need to exercise the ISOs prior to closing of the transaction, elect to receive (and actually receive) BBVA shares in the acquisition, and hold those shares for the required holding period.
If you receive BBVA shares in exchange for Compass shares from an ISO exercise, they will retain their status as ISO shares. Therefore, holding these BBVA shares for the remainder of the required holding period will provide the tax benefits associated with ISOs.
However, you will have the opportunity to elect, subject to proration, to receive cash or BBVA shares in exchange for your Compass shares that you receive from an ISO exercise. Of course,

BBVA shares must be received in the exchange in order for the ISO treatment to be continued, and because of the potential for a prorated amount of cash to be delivered in exchange for any Compass shares that elect to receive BBVA shares, there is no guarantee that an election to receive BBVA shares will result in your receiving all BBVA shares. Any cash received in exchange for shares obtained from the exercise of an ISO within one year of exercise or two years from grant will result in a disqualifying disposition. You are required by the terms of your option agreement to notify Compass of any such disqualifying disposition.
This information is intended only as general information and is not intended to be, and should not be relied upon as, tax advice. The tax treatment of any stock transaction can be very complex. You should consult your tax advisor about your individual circumstances.
What happens to unvested restricted stock?
At the closing of the transaction, each share of restricted stock becomes fully vested and free of any restrictions. Therefore, you will have the right to make an election to receive cash or BBVA shares, subject to proration, less required tax withholding, for all restricted stock held in your name.
What will happen to balances I have in the Deferred Compensation Plan? What about the Plan itself?
According to the terms of the Deferred Compensation Plan, upon closing of the transaction, all balances in the Plan will be paid in a lump-sum as soon as feasible. The lump-sum distribution requirement also applies to those participants in the Deferred Compensation Plan already receiving payments pursuant to a valid, existing distribution election. Account balances deemed invested in Compass stock will be converted to a deemed investment in cash with each stock unit receiving the per share blended value (as described above for the options)

This information is intended only as general information and is not intended to be, and should not be relied upon as, tax advice. The tax treatment of any stock transaction can be very complex. You should consult your tax advisor about your individual circumstances.

Information in this communication about the Compass Bancshares, Inc. Employee Stock Ownership Plan, including the SmartInvestor-401(k), constitutes part of the prospectus for the plan. The date of this part of the prospectus is the date of this communication noted above. Information about each benefit plan contained in this communication is intended to be consistent with the provisions of the official plan document and summary plan description; in the event any information contained in this communication is inconsistent with, or could be interpreted in a manner inconsistent with, the official plan document and summary plan description, the official plan document and summary plan description shall control.
In addition, in the event of any conflict between the information in this communication and the terms of the merger agreement, the merger agreement shall control.

Additional Information About The BBVA Transaction
In connection with the proposed transaction, BBVA will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include a proxy statement of Compass that also constitutes a prospectus of BBVA. Compass will mail the proxy statement/prospectus to its stockholders. Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by Compass and BBVA with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing Compass’ website at www.compassbank.com under the tab “Investor Relations” and then under the heading “SEC Filings”.
Participants in this Transaction
Compass, BBVA and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from stockholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Compass’ executive officers and directors in Compass’ definitive proxy statement filed with the SEC on March 17, 2006. You can find information about BBVA’s executive officers and directors in BBVA’s Form 20-F filed with the SEC on July 7, 2006. You can obtain free copies of these documents from Compass or BBVA using the contact information above.